

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

February 23, 2007

via U.S. mail and facsimile

Mr. Alex Trevino, Jr.
Chief Executive Officer
ACR Group, Inc.
3200 Wilcrest Drive, Suite 440
Houston, TX 77042

> **RE: ACR Group, Inc.**
> **Form 10-K for the Fiscal Year Ended February 28, 2006**
> **Filed May 30, 2006**
> **File No. 001-32841**

Dear Mr. Trevino:

We have completed our review of this filing and have no further comments at this time.

If you have any further questions regarding our review of your filing, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to the undersigned at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief